Exhibit 99.1

Aurora Cannabis Provides Update on its Strategic Investment in Choom

TSX | NYSE: ACB

EDMONTON, March 7, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or "the Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) today provided an update on its strategic investment in Choom Holdings Inc. ("Choom") (CSE: CHOO), an emerging consumer cannabis company that has secured one of the largest retail networks in Canada. Since Aurora completed its $27 million investments in the Choom private placement on June 18, 2018, and the convertible debenture offering on November 5, 2018, Choom has successfully achieved a number of its strategic growth initiatives.

  June 19, 2018 – Secured 10 additional cannabis retail opportunities in Alberta and British Columbia
  August 23, 2018 – Secured 12 additional cannabis retail opportunities in Alberta and British Columbia
  September 24, 2018 – Choom was added to Canadian Securities Exchange's CSE25 Index
  September 25, 2018 – Choom was included to the Horizons Marijuana Life Sciences ETF
  December 10, 2018 – Choom completed the acquisition of Clarity Cannabis Medical Centres, which included five new medical centres and a proprietary telemedicine platform
  February 13, 2019 – Choom entered into a LOI with Ontario Cannabis Retail Store Applicant
  February 19, 2019 - Choom completed the buildout of a customized e-commerce channel through a licensed enterprise-level platform. The platform ensures flexibility to handle both B2C and B2B sales to service and sell to any type of buyer in the cannabis industry
  February 27, 2019 - Choom entered into a definitive agreement to acquire Clarity Cannabis Retail Stores in Alberta, adding 30 retail locations in Alberta, 3 of which have been licensed by the Alberta Gaming, Liquor & Cannabis Commission ("AGLC")

Choom has completed the buildouts of 17 retail locations across Western Canada and has 8 additional retail locations currently under construction. In all cases, these retail opportunities are subject to all the necessary provincial regulatory approvals.

Management Commentary

"Choom has demonstrated a strong commitment to rapidly executing its strategic growth plans by developing a sophisticated retail channel across Western Canada while diversifying their operations through further expansion into Ontario," said Terry Booth, CEO of Aurora. "Through our strategic investment, we have helped to expedite Choom's commercial launch while gaining valuable insights into the consumer decision making process which has helped to shape our product allocation and in-store marketing initiatives. I'd like to congratulate Choom on their success to date and look forward to the upcoming projects that the team continues to work on as they roll out their unique retail brand experience across Canada."

"We're only just getting started and our unique, elevated retail environments are now being established across the country," said Chris Bogart, CEO of Choom. "With the strong support provided by Aurora, we've accelerated our growth initiatives, resulting in the rapid development of our retail footprint across Canada. We are excited to have the opportunity participate in one of the largest new consumer markets in decades and we look forward to inheriting a portion of the estimated $4B+ of cannabis demand in the country."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 16 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs and Whistler – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

About Choom

Choom™ is an emerging adult use cannabis company whose mission is to establish one of the largest retail networks in Canada. The Choom brand is inspired by Hawaii's "Choom Gang"—a group of buddies in Honolulu during the 1970's who loved to smoke weed—or as the locals called it, "Choom". Evoking the spirit of the original Choom Gang, our brand caters to the Canadian adult use market with the ethos of 'cultivating good times'. Choom™ is focused on delivering an elevated customer experience through our curated retail environments, offering a diversity of brands for Canadians across a national retail network.

For more information about Choom, please visit www.choom.ca

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to Choom developing a network of retail stores which will feature a curated selection of products from various licensed producers; accelerating Choom's sophisticated retail channel expansion in the Canadian consumer market; establishing Choom as a dominant national cannabis retail brand; becoming one of best positioned and largest retailers in the country; Aurora's continued confidence and investment in Choom; expediting expansion and the roll out of store openings; and future potential opportunities in the Ontario market. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Choom Retail Location Interior (CNW Group/Aurora Cannabis Inc.)

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 07-MAR-19